Exhibit 99.1

ITEM 11-A. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT USING A METHOD OF CALCULATION BASED UPON A FULLY DILUTED CAPITAL STOCK AND NOT DEEMING SECURITIES REGISTERED IN THE NAME OF 612559 B.C. LTD. TO BE HELD BY ITS DIRECTORS

The following table sets forth certain information as of November 4, 2005 concerning the common stock owned by each officer and director of the Company, and each other person known to the Company to be the beneficial owner of more than five percent of the Company's common stock. Unless otherwise indicated, the address for each listed stockholder is c/o Most Home Corp., Unit 1 - 11491 Kingston Street, Maple Ridge, British Columbia, Canada V2X 0Y6.

The following information reflects the information contained in Item 11, save and except for securities that 612559 B.C. Ltd. is deemed to be a beneficial owner of are not deemed to be held by the Kenneth Galpin, Ken Landis and George Shahnazarian.
Name and Address	Shares Owned	(1)	Percentage
Kenneth Galpin	1,248,333	(2)(3)	5.1%
Ken Landis	1,191,200	(2)(4)	4.9%
George Shahnazarian	1,857,866	(2)(5)	7.6%
David Smalley	400,000	(6)	1.7%
William G. Spears New York, NY	5,075,000	(7)	21.6%
David Woodcock Jacksonville, FL	677,500		2.8%
Glenn Davies	825,000	(8)	3.4%
Scott Munro	246,046		1.0%
Jim Secord Vancouver, BC	29,050		0.1%
612559 B.C. Ltd. Maple Ridge, BC Canada	3,112,273	(2)	12.4%
Khachik Toomian Sherman Oaks, CA	4,010,167		17.1%
William Coughlin Mission, BC	1,850,000	(2)	7.5%
Carole Coughlin Mission, BC	796,665	(2)	3.3%
Cede & Co New York, NY	8,549,853		36.5%
All officers and directors as group (9 persons)	14,753,768		48.9%

(1)   Includes shares issuable to the following persons upon the exercise of options or warrants or upon the exchange of the Company's Series A Preferred stock:

Name	Shares Issuable Upon Exercise of Options or Warrants	Exercise Price	Expiration Date of Option or Warrant	Shares Issuable Upon Exchange of Series A Preferred Stock ("A") or Series B Preferred Stock ("B")
Kenneth Galpin	250,000 375,000 300,000	$0.20 $0.30 $0.60	08/01/06 11/05/06 11/16/07	-
Ken Landis	300,000 100,000 375,000 300,000	$0.60 $0.35 $0.30 $0.20	11/16/07 08/16/09 11/05/06 08/01/06	-
George Shahnazarian	300,000 100,000 375,000 300,000	$0.60 $0.35 $0.30 $0.20	11/16/07 08/16/09 11/05/06 08/01/06	-
David Smalley	100,000	$0.35	08/16/09	-
Alder Administrative Services Ltd.	300,000	$0.324	01/28/07	-
William Spears	100,000	$0.35	08/16/09	-
David Woodcock	300,000 100,000 270,000	$0.60 $0.35 $0.20	11/16/07 08/16/09 08/01/06	-
Glenn Davies	255,000 300,000	$0.20 $0.60	08/01/06 11/16/07	-
Scott Munro	50,000 90,000 100,000	$0.25 $0.30 $0.60	08/01/06 11/05/06 11/16/07	-
William Coughlin	-	-	-	1,164,183
Carole Coughlin	-	-	-	707,376

(2)  Pursuant to an option agreement signed in January 2005, 612559 B.C. Ltd. acquired the voting rights to 1,700,000 Series A Preferred shares from Mr. and Mrs. Coughlin, and an option to acquire the said shares at a price that ranges from $0.60 to $1.05 per share. The option agreement will expire on January 31, 2007.

Kenneth Galpin, George Shahnazarian and Ken Landis are the sole directors, officers and controlling persons of 612559 B.C. Ltd.

     The share ownership in the table for 612559 B.C. Ltd.;

- includes 1,412,273 common shares owned directly; and

- assumes 1,700,000 Series A preferred shares of Most Home Corp. and Most Home's subsidiary which may be acquired from William and Carole Coughlin are exchanged for 1,700,000 shares of Most Home's common stock.

     The shareholders of 612559 B.C. Ltd. are as follows:
Name	% Ownership
Kenneth Galpin	20.1% *
George Shahnazarian	2.0%
George Shahnazarian	20.1% *
Glenn Davies	20.1% *
David Woodcock	3.35% *
KJS Ventures Ltd.	25.0%
Non-affiliates of Most Home	9.35%
------------ 100% ======

* Share ownership is through MarketU Communications, Ltd.

The number of shares owned and the percentage ownership of Ken Galpin, George Shahnazarian and Ken Landis includes shares owned, or which may be acquired, by 612559 B.C. Ltd.

William Coughlin is the husband of Carole Coughlin. Although Mr. and Mrs. Coughlin are the registered owners of 1,700,000 Series A Preferred Stock, they do not have the voting rights over these securities, pursuant to the agreement with 612559 B.C. Ltd.

(3)   Includes 283,333 shares acquired by Mr. Galpin on August 22, 2005, when Mr. Galpin exercised his stock options and paid $60,000 to the Company. In October 2005, the Company and Mr. Galpin agreed to unwind the exercise of options, Mr. Galpin agreed to return the shares to the Company for cancellation and the Company agreed to return the money to Mr. Galpin and reinstated the options to Mr. Galpin. As of November 10, 2005, Mr. Galpin has delivered the stock to the Company's transfer agent for cancellation.

(4)   Includes 604,000 shares registered in the name of KJS Ventures Ltd., and 50,000 shares registered in the name of Mid-Valley Truss, Inc. Mr. Landis controls KJS Ventures Ltd. and Mid-Valley Truss, Inc. and is therefore considered to be the beneficial owner of the shares.

(5)   Includes 300,000 shares acquired by Mr. Shahnazarian on August 22, 2005, when Mr. Shahnazarian exercised his stock options and paid $60,000 to the Company. In October 2005, the Company and Mr. Shahnazarian agreed to unwind the exercise of options, Mr. Shahnazarian agreed to return the shares to the Company for cancellation and the Company agreed to return the money to Mr. Shahnazarian and reinstated the options to Mr. Shahnazarian. As of November 10, 2005, Mr. Shahnazarian has not delivered the stock to the Company's transfer agent for cancellation.

(6)  Includes 300,000 share purchase warrants registered in the name of Alder Administrative Services Ltd. Mr. Smalley is one of three directors of Alder and may be deemed to be the beneficial owner of the warrants for disclosure purposes.

(7)   Includes 562,500 shares registered in the name of William G. Spears Profit Sharing Plan. Mr. Spears controls the William G. Spears Profit Sharing Plan and is therefore considered to be the beneficial owner of the shares.

(8)   Includes 255,000 shares acquired by Mr. Davies on August 22, 2005, when Mr. Davies exercised his stock options and paid $60,000 to the Company. In October 2005, the Company and Mr. Davies agreed to unwind the exercise of options, Mr. Davies agreed to return the shares to the Company for cancellation and the Company agreed to return the money to Mr. Davies and reinstated the options to Mr. Davies. As of November 10, 2005, Mr. Davies has not delivered the stock to the Company's transfer agent for cancellation.